UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON DECEMBER 22, 2010

DATE, TIME, AND PLACE:

December 22, 2010, at 10 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors.  The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) approve proposal for the declaration  of Interest on Company’s Equity and Interim Dividends’, in the amounts of R$ 430,000,000.00 and R$ 1,280,000,000.00, respectively, according to the proposal of the Board of Executive Officers Meeting of December 15, 2010; (b) approved the Company’s 2011 Annual Budget; (c) approve the amendment to the Internal Regulation of the Audit Committee; (d) approve the amendment to the Money Laundering and Terrorism Financing Prevention Manual; (e) approve the proposal of calendar for the meetings of the Board of Directors for the year of 2011; and (f) knowledge of the Company’s economic financial results related to November, 2010.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Approve, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws, the Proposal of the Board of Executive Officers, according to that Board meeting held on December

[Free English Translation]

15, 2010, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2011, of: (i) Interest on Company’s Equity, in the gross amount of R$ 430,000,000.00 (four hundred and thirty million reais), corresponding to R$ 1.02953483 per batch of one thousand (1,000) common shares, R$ 1.13248831 per batch of one thousand (1,000) preferred shares, and R$ 113.24883115 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.87510461 per batch of one thousand (1,000) common shares, R$ 0.96261506 per batch of one thousand (1,000) preferred shares, and R$ 96.26150648 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders; and 2) Interim Dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30, 2010, in the amount of R$ 1,280,000,000.00 (one billion, two hundred and eighty million reais), corresponding to R$ 3.06466181 per batch of one thousand (1,000) common shares, R$ 3.37112799 per batch of one thousand (1,000) preferred shares, and R$ 337.11279905 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Equity and Interim Dividends herein approved will be the ones registered in the Company’s books at the end of December 22, 2010, including.  Therefore, as of December 23, 2010, including, the Company’s shares shall be traded “Ex-Dividends/Interests on Company’s Capital”. The amount of the Interests on Company’s Capital and Interim Dividends hereby approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be started paid from February 25, 2011, without any compensation as monetary correction. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approve, pursuant to the article 17, item VIII, of the Company’s Bylaws, the Company’s 2011 Annual Budget, according document presented to Directors. The budget shall be monitored during the year and may be revised as necessary;

(c)        Approve, pursuant to the article 17, item XXI, of the Company’s Bylaws, the amendment to the Internal Regulation of the Audit Committee of the Company´s Financial Conglomerate, which shall henceforth as of this date as per Attachment I to this minutes;

(d)       Approve, pursuant to item V of the first paragraph of article 1º of Circular # 3.461, of July 24, 2009, issued by the Brazilian Central Bank, the amendments to the Money Laundering and Terrorism Financing Prevention Manual, according document presented to Directors;

(e)        Approve the proposal of calendar for the meetings of the Board of Directors for the year of 2011, which shall be included in the Company´s Annual Calendar of Corporate Events, to be timely announced. It suggested the inclusion of topics on the role of the Company in Brazilian society in the calendar for the meetings of the Board of Directors; and

(f)        Finally, acknowledge the Company’s economic financial results related to November, 2010.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, December 22, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors;

[Free English Translation]

Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Investor Relations Officer